United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2014

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page

2

VALE S.A.

PUBLICLY LISTED COMPANY

CNPJ 33.592.510/0001-54

EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

CONVENING NOTICE

2nd CALL

Shareholders of Vale S.A. (“Vale or Company”) are hereby invited to convene for the Extraordinary General Shareholders Meeting to be held on second call on May 9, 2014 at 11:00am at Avenida das Américas 700, 2º floor, room 218 (auditorium), Città America, Barra da Tijuca, in the city of Rio de Janeiro, Brazil, for the purpose of discussing and deciding upon the matters set forth in the agenda below:

1.1          Proposal of the cancellation of 39,536,080 common shares and 81,451,900 preferred class “A” shares issued by Vale held in Treasury, arising from the share buy-back program;

1.2          Proposal to increase the share capital of Vale, without issuance of new shares, in the total amount of R$2,300,000,000.00, through the capitalization of (i) income tax incentive reserve related to the SUDAM and SUDENE areas as of December 31, 2012, and (ii) part of the profit reserve for expansion/investments;

1.3          Amendment of caput of Article 5th of Vale’s Bylaws in order to reflect the proposals of items 1.1 and 1.2 above.

All documentation pertaining to the matters to be discussed in the Extraordinary General Shareholders Meeting is available to shareholders at Vale’s headquarters, on its website (http://www.vale.com) and at the websites of the Brazilian Securities and Exchange

3

Commission (http://www.cvm.gov.br), of the BM&FBovespa S.A. — Bolsa de Valores, Mercadorias e Futuros, the São Paulo Stock Exchange (www.bmfbovespa.com.br), of the Securities and Exchange Commission of the United States (www.sec.gov) and of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk).

Shareholders who wish to attend the meeting shall present their IDs badges and the proof of their shareholding participation interest to be issued by the depositary financial institution. Each Shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy or, where permitted, more than one proxy, to attend and vote instead of him. A proxy must be either a Shareholder, a manager (Director or Executive Officer), an attorney-at-law registered with the Brazilian Bar Association or a financial institution. Proxies shall be granted pursuant to Article 126 of the Brazilian Corporate Law, being not more than one year prior to the meeting, and, in the event of the issuance in a language other than Portuguese, such documents as well as any corporate documents, if applicable, shall be followed by a Portuguese translation, all duly notarized and consularized.

In order to speed up the meeting constitution process, shareholders who shall be represented by proxy may send the respective power of attorney to our offices 72 (seventy-two) hours in advance of the meeting herein convened.

Rio de Janeiro, April 17th, 2014.

Dan Conrado

Chairman of the Board of Directors

4

Manual for participation in the

Extraordinary General Meeting

2nd Call

of

Vale S.A.

I.                                        Call Notice

The Shareholders of Vale S.A. (“Vale”) are invited to convene for the Extraordinary general meeting, to be held, on 2nd call, on May 9, 2014, at 11am, at Avenida das Américas #700, 2nd floor, room 218 (Auditorium), Città America, Barra da Tijuca, in the City of Rio de Janeiro, for the purpose of discussing and deciding upon the matters set forth in the agenda below:

1.1                     Proposal for cancellation of 39,536,080 common shares and 81,451,900 preferred class “A” shares issued by Vale and held in Treasury, derived from the share buyback program;

1.2                     Proposal to increase the share capital of Vale, without issuance of shares, for a total value of R$ 2,300,000,000.00 by means of the capitalization of the income tax incentives reserve, carried out in the areas of SUDAM and SUDENE until December 31, 2012, and part of the profits reserve for expansion/investments;

1.3                     Amendment to the caput of Art. 5 of Vale’s By-laws to reflect the proposals contained in items 1.1 and 1.2 above.

II.                         Guidance for participation in the General Meeting

2.1.                  Participation of the Shareholders in the General Meeting

The Shareholders of Vale might participate in the General Meetings either in person or by a proxy duly constituted.

The following documents will be required from the Shareholders for their participation in the General Meeting:

Individuals	•

ID with photo (original or certified copy). The following documents might be accepted to this purpose: (i) Carteira de Identidade de Registro Geral (RG); (ii) Valid National Registry of Foreigners (Carteira de Identidade de Registro de Estrangeiro - RNE); (iii) Valid passport; (iv) Class Entity ID valid as civil ID for legal purposes (e.g. OAB, CRM, CRC, CREA); or (v) National Driver’s License (Carteira Nacional de Habilitação CNH) with photo.

	•	proof of ownership of Vale shares issued by a depository financial institution

Legal Entities	•	corporate documents evidencing the legal representation of the shareholder (original or certified copy)

	•	ID with photo of the legal representative of the shareholder (original or certified copy)

	•	proof of ownership of Vale shares issued by a depository financial institution

2.2.                  Representation by Proxy

Any shareholder might constitute an Attorney-in-Fact, or more than one, as the case may be, to attend the General Meeting and to vote on his, her or it behalf. In case of representation, the shareholder shall observe the provisions of Art. 126 of Law #6,404/1976 and the relevant legal representative shall have been constituted less than one (1) year previously, and shall qualify as a shareholder, manager of Vale, lawyer enrolled with the Brazilian Bar, or be a financial institution.

In the case of Power-of-Attorney granted in a foreign language, it should be accompanied by the corporate documents, when relating to the legal entities and by the instrument for the mandate, all adequately translated into Portuguese, notarized and consularized.

In item V of this manual there is a Power-of—Attorney template for mere reference only. The shareholders might use others Powers-of-Attorney than the one suggested herein, provided that in accordance with Law #6,404/1976 and the Brazilian Civil Code.

In order to expedite the process of holding the General Meeting, shareholders represented by Proxy might, at their sole and exclusive discretion, send the documents of representation up to seventy and two (72) hours in advance of the meeting to the address below:

Attn: Investor Relations Department
AV. Graça Aranha, 26, 12th floor,
Centro — Rio de Janeiro — RJ

It is emphasized that, despite the above-mentioned deadline, if any shareholder arrives by the beginning of the General Meeting with the required documents, he, she or it might participate and vote, even if he, she or it has not submitted said documents in advance.

III.                    Vote

3.1.                  Voting Right

Pursuant to Art. 5 of Vale’s By-laws, each common share, each preferred class “A” share and each golden share confer the right to one vote in the deliberations of the General Meeting, it being certain that preferred shares class “A” and golden shares have the same political rights as the common shares, with the exception of voting for the appointment of Board Members, excepting the provisions set forth in §§ 2 and 3 of Article 11 of Vale’s By-laws, and also the right to appoint and dismiss one member of the Fiscal Council, and its respective alternate.

We emphasize, however, that prerogatives referred to in §§ 2 and 3 of Art. 11 of Vale’s By-laws can only be exercised by shareholders who are able to prove uninterrupted ownership of shareholding therein required for a period of 3 (three) months, at least, immediately prior to the General Meeting convened to appoint members of the Board of Directors.

IV.                     Matters of the Agenda

All documents relating to the Agenda of the Extraordinary General Meeting of Vale are at the disposal of the shareholders at the headquarters of Vale, in its Web page (http://www.vale.com) and in the pages of the Brazilian Securities and Exchange Commission (CVM) (www.cvm.gov.br), of BM&FBovespa S.A. — Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br), of the US Securities and Exchange Commission (www.sec.gov), and the The Stock Exchange of Hong Kong Limited (www. hkex.com. hk).

4.1.                            Proposal for cancellation of shares held in Treasury

In accordance with CVM Rule #10/1980, as amended by CVM Rule #268/1997 and Art. 14, XXXII of Vale’s By-laws, the Board of Directors approved, on 6/30/2011, the acquisition by Vale and/or any of its subsidiaries, of common and preferred class “A” shares issued by Vale, with the aim to cancel them (“Buy-Back Program”). As a result of such program 39,536,080 common shares and 81,451,900 preferred class “A” shares issued by the company were acquired and remained in Treasury for subsequent cancellation.

Thus, the proposal to be submitted to the shareholders is to cancel the 39,536,080 common shares and 81,451,900 preferred class “A” shares issued by Vale and held in Treasury and derived from the share buyback program, with a consequent change in the caput of Art. 5 of Vale’s By-laws in order to reflect such cancellation.

To deliberate on this matter, we provide the report in table form, detailing the source and justification of the proposed change, analyzing their possible legal and economic effects, as well as the Report of the Fiscal Council, dated 3/7/2014.

4.2.                            Proposal to increase the share capital of Vale, without issuance of shares

Considering that article 545 of the Income Tax Regulations of 1999 establishes that the income tax incentives, earned with exploration of priority activities in the areas of SUDAM and SUDENE, should be maintained in a specific reserve for tax incentives for use in increase of capital or in absorption of tax losses and should be excluded from the basis of the remuneration of shareholders, a proposal will be submitted to shareholders’ approval for a capital increase in the amount of R$ 2,300,000,000.00

(two billion and three hundred million Brazilian Reais), by means of the capitalization of tax incentives, income tax accrued and received out in the areas of SUDAM and SUDENE until December 31, 2012, amounting to R$2,271,836,962.16 (two billion, two hundred and seventy-one million, eight hundred and thirty-six thousand, nine hundred and sixty-two Brazilian Reais and sixteen cents) plus part of the profit reserve for expansion/investments in the amount of R$ 28,163,037.84 (twenty-eight million, one hundred and sixty three thousand, thirty-seven Brazilian Reais and eighty four cents)

To deliberate on this subject, are made available the proposal for increasing the share capital by means of a capitalization of reserves, as well as the report in table form, detailing the source and justification of the proposed change, analyzing their possible legal and economic effects, and also the report of the Fiscal Council, dated 3/7/2014.

4.3.                  Amendment to the caput of Art. 5 of Vale’s By-laws to reflect the proposals contained in items 4.1 and 4.2 above

Whereas, if adopted, the proposed cancellation of common and preferred shares issued by Vale and the capital increase using reserves, without issuing shares, will require a change in the caput of Art. 5th of Vale’s By-laws, the draft of Vale’s By-laws is made available to the shareholders, containing the new wording of the caput of article 5th, in addition to the documents mentioned under items 4.1 and 4.2 above.

V.                          POWER OF ATTORNEY STANDARD FOR REFERENCE ONLY

[ACIONISTA], [Qualificação] (“Outorgante”), neste ato nomeia e constitui como seu procurador o(a) Sr(a) [NOME], [NACIONALIDADE], [ESTADO CIVIIL], [PROFISSÃO], com carteira de identidade nº [             ] e inscrito no CPF/MF sob o nº [             ], residente e domiciliado [ENDEREÇO], na Cidade [             ], Estado [             ] (“Outorgado”), ao qual confere poderes para representar o(a) Outorgante na Assembleia Geral Extraordinária da Vale S.A., a ser realizada em segunda convocação no dia 09 de maio de 2014, às 11h, assinar o Livro de Registro de Presença de Acionistas da Vale S.A. e a ata dessa Assembleia Geral, e apreciar, discutir e votar os assuntos constantes da respectiva ordem do dia, em conformidade com as orientações estabelecidas abaixo:

[SHAREHOLDER], [Identification] (the “Grantor”), hereby makes, constitutes, appoints and designates [NAME], [CITIZENSHIP], [MARITAL STATUS], [PROFESSION], with ID #[             ] and holder of CPF/MF # [             ], resident in [CITY], and with commercial address at [ADDRESS], in the City of [             ], State of [             ] (the “Grantee”), as true and lawful attorneys-in-fact to represent the Grantor at Extraordinary Shareholders’ Meeting to be held on second call on May 09, 2014, at 11 a.m., with powers to sign the Attendance Book of Shareholders of Vale S.A. and the corresponding minutes of such General Meeting, and assess, discuss and vote on matters included in the agenda, in accordance with the voting instructions below:

Ordem do dia:	Agenda:

1) Proposta de cancelamento 39.536.080 ações ordinárias e 81.451.900 ações preferenciais classe “A” de emissão da Vale que estão em Tesouraria.	1) Proposal to cancel 39.536.080 ordinary shares and 81.45 1.900 preferred shares “class A” issued by Vale and maintained in the treasury.

( ) a favor ( ) contra ( ) abstenção	( ) Pro ( ) Against ( ) Abstain

2) Proposta de aumento do capital social da Vale, sem emissão de ações, no valor total de R$2.300.000.000,00, mediante a capitalização (i) da reserva de incentivos fiscais de imposto de renda, realizados nas áreas da SUDAM e da SUDENE até 31 de dezembro de 2012, e (ii) de parcela da reserva de lucros para expansão/investimentos

2) Proposal to increase the share capital of Vale, without issuance of new shares, in the total amount of R$2,300,000,000.00, through the capitalization of (i) income tax incentive reserve related to the SUDAM and SUDENE areas as of December 31, 2012, and (ii) part of the profit reserve for expansion/investments.

( ) a favor ( ) contra ( ) abstenção	( ) Pro ( ) Against ( ) Abstain

3) Alteração do caput do Art. 5º do Estatuto Social da Vale para refletir as propostas constantes dos itens 1 e 2 acima.	3) Amendment of caput of Article 5th of Vale’s Bylaws in order to reflect the proposals of items 1 and 2 above.

( ) a favor ( ) contra ( ) abstenção	( ) Pro ( ) Against ( ) Abstain

Este instrumento será válido e produzirá efeitos a partir da data de sua assinatura até 31 de maio de 2014.	This power of attorney shall remain in full force and produce effects from its signature date until May 31st, 2014.

[Local], [Data].	[Place], [Date].

[Acionista]	[Shareholders]

Report on the proposed amendment to
Bylaws of Vale SA

Below is the report, in table form, detailing the origin and justification of the proposed amendment to the Bylaws and analyzing the potential legal and economic effects:

Current wording of Bylaws	Writing proposal to Bylaws	Justificatiion

“Article 5th - The Capital Stock is R$ 75,000,000,000.00 (seventy-five billion Brazilian reais) corresponding to 5,365,304,100 (five billion, three hundred sixty-five million, three hundred and four thousand, one hundred) shares, being R$ 45,524,788,827,91 (forty five billion, five hundred twenty four million, seven hundred and eighty eight thousand, eight hundred and twenty seven Brazilian reais and ninety one cents), divided into 3,256,724,482 (three billion, two hundred fifty six million, seven hundred and twenty four thousand, four hundred and eighty two) book shares and R$

“Article 5th - The Capital Stock is R$ 75,000,000,000.00 (seventy five billion Brazilian reais) corresponding to 5,244,316,120 (five billion, two hundred forty four million, three hundred and sixteen thousand, one hundred and twenty) shares, being R$ 45,524,788.827,91 (forty-five billion, five hundred twenty four million, seven hundred and eighty eight thousand, eight hundred and twenty seven Brazilian reais and ninety one cents), divided into 3,217,188,402 (three billion, two hundred and seventeen million hundred eighty eight thousand four hundred two) book shares and R$

Pursuant to CVM Instruction nº 10/80, amended by CVM Instruction 268/97 and Article 14, XXXII of the Bylaws, the Board of Directors of the Company approved, on 30/06/2011, the acquisition, by Vale and/ or any of its subsidiaries, of common and preferred shares class “A” issued by Vale, with the purpose of cancellation (“Repurchase Program”). As a result of this program were acquired 39,536,080 common shares and 81,451,900 preferred shares class “A” issued by the Company who remained in Treasury for subsequent cancellation.

Legal effect. The proposed cancellation of shares impacts in reducing the amount of common and preferred shares of total share capital of the Company, without changing the percentage interest of the shareholders.

Economic effect. The proposed cancellation of shares impacts in reducing the amount of common and preferred

Current wording of Bylaws	Writing proposal to Bylaws	Justificatiion

29,475,211,172.09 (twenty nine billion, four hundred seventy five million, two hundred and eleven thousand, one hundred and thirty six dollars and nine cents) divided into 2,108,579,618 (two billion, one hundred and eight million, five hundred and seventy nine thousand, six hundred and eighteen) preferred shares Class “A”, including twelve (12) special class, all without nominal value.

29,475,211,172.09 (twenty nine billion, four hundred seventy-five million, two hundred and eleven thousand, one hundred and thirty six dollars and nine cents), divided into 2,027,127,718 (two billion, twenty-seven million, one hundred twenty-seven thousand seven hundred and eighteen) preferred shares class “A”, including twelve (12) special class, all without nominal value.

shares of total Equity of the Company and, as a counterpart, a reduction of the Earnings Reserve, by an equivalent value to the acquisition cost of these shares. While Vale executed the Repurchase Program, the Earnings Reserve had already been reduced against the Treasury Shares, taking place as a result of the cancellation adjustments on both accounts without additional effect on the Net Equity — not affecting the Vale´s outcome for the fiscal year 2014 and not constituting any economic impact to shareholders.

OPINION OF THE FISCAL COUNCIL ON THE CANCELLATION OF COMMON AND
PREFERRED SHARES ISSUED BY VALE AND HELD IN TREASURY.

The Fiscal Council of Vale S.A. (“Vale”), in performing its legal and statutory duties, having analyzed the Management’s Proposal referred to the cancellation of 39,536,080 common shares and 81,451,900 preferred class “A” shares issued by Vale and held in treasury as a result of the shares repurchase program approved on June 30, 2011, with the corresponding amendment of the caput of Article 5 of the Vale’s Bylaws to reflect such cancellation, as DDE-044/2014, has the opinion that the proposal is in condition to be appreciated by Board of Directors of the Company.

Rio de Janeiro, February 26, 2014.

Marcelo Amaral Moraes	Arnaldo José Vollet
Chairman	Counselor

Aníbal Moreira dos Santos	Paulo Fontoura Valle
Counselor	Counselor

PROPOSAL TO INCREASE THE SHARE CAPITAL BY MEANS OF A CAPITALIZATION OF RESERVES TO BE DELIBERATED IN EXTRAORDINARY GENERAL MEETING

Gentlemen and Ladies of the Board,

The Executive Board of Vale S.A. (Vale) hereby presents to the Board of Directors a proposal to increase the share capital by means of the capitalization of tax incentive reserves and part of the profits reserve for expansion/investments.

Article 545 of the Income Tax Regulations of 1999 provides that the amount related to the income tax incentives, accrued in connection with the exploration of priority activities in the areas covered by SUDAM and SUDENE incentives should be kept in a specific reserve account, which should only be used for purposes of increasing the share capital of the company or for absorption of tax losses and which should not be distributed to the shareholders by any means.

Thus, the Executive Board proposes hereby to increase the share capital of Vale in the amount of R$ 2,300,000,000.00 (two billion three hundred million Reais), through the capitalization of (i) the specific reserve accounts related to the income tax incentives, which were accrued due to the activities carried out in the areas of SUDAM and SUDENE until December 31, 2012, adding up to R$ 2,271,836,962.16 (two billion, two hundred and seventy-one million, eight hundred and thirty-six thousand, nine hundred and sixty-two Reais and sixteen cents), and (ii) part of the profits reserve for expansion/investments in the amount of R$ 28,163,037.84 (twenty eight million, one hundred and sixty three thousand, thirty-seven Reais and eighty-four cents) as follows:

R$
Reinvestment - SUDAM — years 2007, 2009 and 2010	329,823,447.21
Reinvestment - SUDENE — years 2007, 2009, 2010 and 2011	27,701,758.38
Reduction of income tax for activities with incentives in the area of SUDAM, in the years 2010, 2011 and 2012	1,914,311,756.57
Amount of incentives reserve (total)	2,271,836,962.16
Part of Profit Reserve for expansion/investments	28,163,037.84
Amount of increase in share capital	2,300,000,000.00

As a result of the proposed capital increase, Vale’s current share capital amounting to R$ 75,000,000,000.00 (seventy-five billion Reais) will be increased to R$ 77,300,000,000.00 (seventy-seven billion and three hundred million Reais).

Considering the cancellation of common and preferred shares (already approved by this Board of Directors) will be submitted for the decision of the General Meeting, as well as this proposal for increasing the share capital of Vale (which is now being submitted to this Board), the caput of Article 5 of Vale’s By-laws shall be read as follows, once all such approvals are granted:

“Article 5 - The paid-up capital amounts to R$77,300,000,000.00 (seventy-seven billion and three hundred million Reais) corresponding to 5,244,316,120 (five billion, two hundred and forty-four million, three hundred and sixteen thousand, one hundred and twenty) shares, being R$ 47,420,608,861,89 (forty-seven billion, four hundred and twenty million, six hundred and eight thousand, eight hundred and sixty-one Reais and eighty-nine cents) divided into 3,217,188,402 (three billion, two hundred and seventeen million, one hundred eighty-eight thousand, four hundred and two) common shares and R$ 29,879,391,138.11 (twenty-nine billion, eight hundred and seventy-nine million, three hundred and ninety-one thousand, one hundred and thirty eight Reais and eleven cents), divided into 2,027,127,718 (two billion, twenty-seven million, one hundred and twenty-seven thousand, seven hundred and eighteen) preferred Class “A” shares, including 12 (twelve) golden shares, all without nominal value,”

In view of the above, we hereby submit to the Ladies and Gentlemen of the Board the present proposal, as per the deliberation of the Executive Board,

Rio de Janeiro, 24th February, 2014,

Murilo Pinto de Oliveira Ferreira CEO	Vânia Lucia Chaves Somavilla Executive Director for Human Resources, Health and Safety, Sustainability and Energy

Luciano Siani Pires Executive Director for Finance and Investor Relations	Roger Allan Downey Executive Director for Fertilizers and Coal

José Carlos Martins Executive Director for Ferrous Metals and Strategy	Galib Abrahão Chaim Executive Director for Capital Projects

Humberto Ramos de Freitas Executive Director for Logistics and Mining Research	Gerd Peter Poppinga Executive Director for Base Metals and Information Technology

Attachment to the Proposed Share Capital Increase by Capitalization of Reserves

Pursuant to Art. 14 and Annex 14 of CVM Rule No. 481/09, we highlight the following:

DESCRIPTION	DATA
1. Report the amount of the capital increase	R$ 2,300,000,000.00
2. Report the amount of the new capital	R$ 77,300,000,000.00

3.   Report whether the increase will be accomplished through (a) conversion of debentures into shares; (b) exercise of subscription rights or warrants; (c) capitalization of profits or reserves; or (d) subscription of new shares,

Capital increase shall be implemented by the capitalization of reserves, without issuance of new shares.
4. Explain, in details, the reasons for the increase and its legal and economic consequences

Article 545 of the Income Tax Regulations of 1999 determines that the unpaid income tax, due to income tax incentives accrued in connection with exploration of the priority activities in the areas of SUDAM and SUDENE, be booked in a tax incentive reserve, for conversion into capital or absorption of losses.

The proposal seeks to meet the aforementioned tax provision, as well as the regulatory agencies regulations, through capitalization of incentives made until December 31, 2012, amounting to R$2,271,836,962.16, plus part of the reserve for investment/expansion in the amount of R$ 28,163,037.84.

Legal and Economic Consequences: this is only a transfer of amounts within Vale’s own net equity accounts, from the tax incentive reserve and expansion/investment reserve accounts to the share capital account, without economic consequences. This capitalization of income tax incentives already accrued, blocks in a transparent manner, their distribution to shareholders, as required by tax legislation.

Considering the proposed cancellation of common and preferred shares, which will also be submitted to the decision of the General Meeting, and the present proposal for increase of capital, the caput of Article 5th of Vale’s Bylaws shall be read as follows, once all such approvals are granted:

“Article 5 — The paid-up capital amounts to R$77,300,000,000.00 (seventy-seven billion and three

DESCRIPTION	DATA

hundred million Reais) corresponding to 5,244,316,120 (five billion, two hundred and forty-four million three hundred and sixteen thousand, one hundred and twenty) shares, being R$ 47,420,608,861,89 (forty- seven billion, four hundred and twenty million, six hundred and eight thousand, eight hundred and sixty- one reais and eighty-nine cents) divided into 3,217,188,402 (three billion, two hundred and seventeen million one hundred eighty-eight thousand, four hundred and two) common shares and R$ 29,879,391,138.11 (twenty-nine billion, eight hundred and seventy-nine million three hundred and ninety-one thousand, one hundred and thirty eight reais and eleven cents), divided into 2,027,127,718 (two billion, twenty- seven million, one hundred and twenty-seven thousand, seven hundred and eighteen) preferred class “A” shares, including 12 (twelve) golden shares, all without nominal value”

5. Provide a copy of the opinion of the Fiscal Council	Please see the attached document.

6.   In the event of an increase of capital by capitalization of profits or reserves: (a) to inform whether this will result in the modification of the nominal value of the shares, if applicable, or the distribution of new shares among shareholders; (b) to inform whether the capitalization of profits or reserves will be effected with or without the modification on the number of shares, in those companies whose shares have no nominal value; (c) in case of distribution of new shares: (i) to inform the number of shares issued for each type and class; (ii) to inform the percentage the shareholders will receive in shares; (iii) to describe the rights, advantages and restrictions assigned to the shares to be issued; (iv) to inform the acquisition cost, in Brazilian Reais per share, to be assigned so that shareholders may be attentive to Art. 10 of Law #9,249, of

The capitalization of reserves will be effective without modification on the number of shares or distribution of new shares among the shareholders of Vale, reason why §3 of Art. 169 of Law #6,404/1 976 does not apply.

DESCRIPTION	DATA

December 26, 1995; (v) to report the treatment of fractions, if any; (d) to report the deadline provided for in §3 of Art. 169 of Law #6,404/1976; (e) to report and provide the information and documents referred to in item 5 of Annex 14 of CVM Rule #481/09, when appropriate.

OPINION OF FISCAL COUNCIL ON PROPOSAL FOR A CAPITAL INCREASE OF VALE S.A.

The Fiscal Council of Vale S.A. (“Vale”), in performing its legal and statutory duties, having analyzed the Management’s proposal related to capital increase at Vale S.A., without issuing new shares, the amount of R$ 2,300,000,000.00 (two billion and three hundred million reais), with the destination of reserve tax incentives of income taxes, realized in the areas of the SUDAM and SUDENE until December 31, 2012, amounting to R$ 2,271,836,962.16 (two billion, two hundred seventy-one million, eight hundred and thirty-six thousand nine hundred sixty-two reais and sixteen cents) and part of the profit reserve of expansion/investment amounting to R$ 28,163,037.84 (twenty eight million, one hundred sixty-three thousand, thirty-seven reais and eighty-four cents), as DDE-072/2014, has the opinion that the proposal is in condition to be evaluated by Extraordinary General Assembly of Vale.

Rio de Janeiro, March 07, 2014.

Marcelo Amaral Moraes	Arnaldo José Vollet
Chairman	Counselor

Aníbal Moreira dos Santos	Paulo Fontoura Valle
Counselor	Counselor

MINUTES OF THE EXTRAORDINARY FISCAL COUNCIL MEETING OF VALE S.A. (RECF-1 4/13-14)

On March 07th, 2014, at 10:00 am, met, extraordinary, at Vale’s head Office, at Avenida Graça Aranha, 26, 8th floor, Rio de Janeiro. The members of the Fiscal Council, signed below, having analyzed the Management’s proposal, related to capital increase at Vale S.A., to be referred to the Board of Directors, as DDE-072/2014. The members of the Fiscal Council have obtained additional information about the financial department details of the transaction. After the details from the Fiscal Council were issued an “OPINION OF FISCAL COUNCIL ON PROPOSAL FOR A CAPITAL INCREASE IN VALE S.A.”, was attached to the minutes. The members of the Fiscal Council, Mr. Marcelo Amaral Moraes and Mr. Paulo Fontoura Valle, participated by conference call.

Marcelo Amaral Moraes	Arnaldo José Vollet
Chairman	Counselor

Aníbal Moreira dos Santos	Paulo Fontoura Valle
Counselor	Counselor

BY-LAWS

VALE S.A.

CHAPTER I - NAME, PURPOSE, HEAD OFFICE AND DURATION

Article 1 — Vale S.A., referred to in abbreviated form as Vale, is a joint-stock company governed by the present By-Laws and by applicable legislation.

Sole Paragraph - Vale, its shareholders, directors, executive officers and members of the Fiscal Council are also subjected to the Corporate Governance Level 1 Listing Rules of BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“Level 1 Listing Rules”).

Article 2 - The purpose of the company is:

I.                          the exploitation of mineral deposits in Brazil and abroad by means of extraction, processing, industrialization, transportation, shipment and commerce of mineral assets;

II.                     the building and operation of railways and the exploitation of own or third party rail traffic;

III.                the building and operation of own or third party marine terminals, and the exploitation of nautical activities for the provision of support within the harbor;

IV.                 the provision of logistics services integrated with cargo transport, comprising generation, storage, transshipment, distribution and delivery within the context of a multimodal transport system;

V.                      the production, processing, transport, industrialization and commerce of all and any source and form of energy, also involving activities of production, generation, transmission, distribution and commerce of its products, derivatives and subproducts;

VI.                 the carrying-on, in Brazil or abroad, of other activities that may be of direct or indirect consequence for the achievement of its corporate purpose, including research, industrialization, purchase and sale, importation and exportation, the exploitation, industrialization and commerce of forest resources and the provision of services of any kind whatsoever;

VII.            constituting or participating in any fashion in other companies, consortia or associations directly or indirectly related to its business purpose.

Av. Graça Aranha, 26, 15º, 20005-900 Rio de Janeiro RJ Brasil Tel.: (21) 3814-4566 Fax.: (21) 3814-4493

Article 3 - The head office and legal venue of the company shall be in the city of Rio de Janeiro, State of Rio de Janeiro, the company being empowered for the better realization of its activities to set up branch offices, subsidiary branch offices, depots, agencies, warehouses, representative offices or any other type of establishment in Brazil or abroad.

Article 4 - The term of duration of the company shall be unlimited.

CHAPTER II - CAPITAL AND SHARES

Article 5 - The paid-up capital amounts to R$75,000,000,000.00 (seventy-five billion Reais) corresponding to 5,365,304,100 (five billion, three hundred and sixty-five million, three hundred and four thousand and one hundred) shares, being R$45,524,788,827.91 (forty-five billion, five hundred and twenty-four million, seven hundred and eighty-eight thousand, eight hundred and twenty-seven Reais and ninety-one cents), divided into 3,256,724,482 (three billion, two hundred and fifty-six million, seven hundred and twenty- four thousand, four hundred and eighty-two) common shares and R$29,475,211,172.09 (twenty-nine billion, four hundred and seventy-five million, two hundred and eleven thousand, one hundred and seventy-two Reais and nine cents), divided into 2,108,579,618 (two billion, one hundred and eight million, five hundred and seventy-nine thousand, six hundred and eighteen) preferred Class “A” shares, including 12 (twelve) golden shares, all without nominal value.

Proposal to amend the caput of Article 5 of the By-laws to reflect the cancellation of 39,536,080 ordinary shares and 81,451,900 preferred class “A” shares issued by Vale and held in the Treasury, as well as the capital increase through the capitalization of reserves without the issuance of shares

“Article 5 - The paid-up capital amounts to R$77,300,000,000.00 (seventy-seven billion and three hundred million Reais) corresponding to 5.244.316.120 (five billion, two hundred and forty-four million, three hundred and sixteen thousand and one hundred and twenty) shares, being R$47,420,608,861.89 (forty-seven billion, four hundred and twenty million, six hundred and eight thousand, eight hundred and sixty-one Reais and eighty-nine cents), divided into 3,217,188,402 (three billion, two hundred and seventeen million, one hundred and eighty-eight thousand and four hundred and two) common shares and R$29,879,391, 138.11 (twenty-nine billion, eight hundred and seventy-nine million, three hundred and ninety-one thousand, one hundred and thirty-eight Reais and eleven cents), divided into 2,027,127,718 (two billion, twenty-seven million, one hundred and twenty-seven thousand, seven hundred and eighteen) preferred Class “A” shares, including 12 (twelve) golden shares, all without nominal value.”

§ 1 - The shares are common shares and preferred shares. The preferred shares comprise class A and special class.

§ 2 - The special class preferred share shall belong exclusively to the Federal Government. In addition to the other rights which are expressed and specifically attributed to these shares in the current By-Laws, the special class shares shall possess the same rights as the class A preferred shares.

§ 3 - Each common, class A preferred share and special class shares shall confer the right to one vote in decisions made at General Meetings, the provisions of § 4 following being observed.

§ 4 - The preferred class A and special shares will have the same political rights as the common shares, with the exception of voting for the election of Board Members, excepting the provisions set forth in §§ 2 and 3 of Article 11 following, and also the right to elect and dismiss one member of the Fiscal Council, and its respective alternate.

§5 - Holders of class A preferred and special class shares shall be entitled to receive dividends calculated as set forth in Chapter VII in accordance with the following criteria:

a)  priority in receipt of dividends specified in § 5 corresponding to: (i) a minimum of 3% (three percent) of the stockholders’ equity of the share, calculated based on the financial statements which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated on the portion of the capital formed by this class of share, whichever higher;

b)  entitlement to participate in the profit distributed, on the same conditions as those for common shares, once a dividend equal to the minimum priority established in accordance with letter “a” above is ensured; and

c)  entitlement to participate in any bonuses, on the same conditions as those for common shares, the priority specified for the distribution of dividends being observed.

§6 - Preferred shares shall acquire full and unrestricted voting rights should the company fail to pay the minimum dividends to which they are entitled during 3 (three) consecutive fiscal years, under the terms of §5 of Article 5.

Article 6 - The company is authorized to increase its paid-up capital up to the limit of 3,600,000,000 (three billion, six hundred million) common shares and 7,200,000,000 (seven billion, two hundred million) Preferred Class “A” shares. Within the limit authorized in this article, the Company, as a result of deliberation by the Board of Directors, may increase its paid-up capital independently of reform to its bylaws, through the issue of common and/or preferred shares.

§ 1 -              The Board of Directors shall determine the conditions for issuance, including the price and the period of time prescribed for paying up.

§ 2 -              At the option of the Board of Directors the preemptive right in the issuance of shares, bonds convertible into shares and subscription bonuses, the placement of which on the market may be by sale on the stock exchange or by public subscription as per the prescriptions set forth in Law no. 6.404/76, may be rescinded.

§ 3 -              Provided that the plans approved by the General Meeting are complied with, the company shall be entitled to delegate the option of share purchase to its administrators and employees, with shares held in Treasury or by means of the issuance of new shares, the shareholders’ preemptive right being excluded.

Article 7 - The special class share shall possess a veto right regarding of the following subjects:

I.                          change of name of the company;

II.                     change of location of the head office;

III.                change of the corporate purpose with reference to mineral exploitation;

IV.                 the winding-up of the company;

V.                      the sale or cessation of the activities of any part or of the whole of the following categories of the integrated iron ore systems of the company: (a) mineral deposits, reserves and mines; (b) railways; (c) ports and marine terminals;

VI.                 any alteration of the rights assigned to the types and classes of the shares issued by the company in accordance with the prescriptions set forth in the present By-Laws;

VII.            any alteration of the present Article 7 or of any of the other rights assigned to the special class share by the present By-Laws.

CHAPTER III - GENERAL MEETING

Article 8 - The ordinary Shareholders’ General Meeting shall be held within the first four months following the end of the fiscal year and, extraordinarily, whenever called by the Board of Directors.

§ 1 - An extraordinary Shareholders’ General Meeting shall be competent to discuss the subjects specified in Article 7.

§ 2 - The holder of the special class share shall be formally requested by the company to attend for the purpose of discussing the subjects specified in Article 7 by means of personal correspondence addressed to its legal representative, a minimum period of notice of 15 (fifteen) days being given.

§ 3 - Should the holder of the special class share be absent from the General Meeting called for this purpose or should it abstain from voting, the subjects specified in Article 7 shall be deemed as having been approved by the holder of the said special class.

Article 9 - At an Ordinary or Extraordinary General Meeting, the chair shall be taken by the Chairman, or in his absence by the Vice-Chairman of the Board of Directors of the company, and the Secretary of the Board of Directors shall act as secretary, as per § 14 of Article 11.

Sole Paragraph - In the case of temporary absence or impediment of the Chairman or Vice-Chairman of the Board of Directors, the General Meeting of Shareholders shall be chaired by their respective alternates, or in the absence or impediment of such alternates, by an Officer specially appointed by the Chairman of the Board of Directors.

CHAPTER IV - ADMINISTRATION

Article 10 - The Board of Directors and the Executive Board shall be responsible for the administration of the company.

§1 -                           The members of the Board of Directors and the Executive Board shall take office by means of signing the Minute Book of the Board of Directors or the Executive Board, as the case may be, provided that the investiture of such administrators is subject to prior subscription of the Term of Consent of Administrators in accordance with the provisions of the Level 1 Listing Rules, as well as in compliance with the applicable legal requirements.

§2 -                           The term of office of the members of the Board of Directors and the Executive Board shall be extended until their respective successors have taken office.

§3 -                           The positions of Chairman of the Board of Directors and Chief Executive Officer may not be held by the same person.

§4 -                           The General Meeting shall fix the overall amount for the remuneration of the administrators, benefits of any kind and allowances being included therein, taking into account the responsibilities of the administrators, the time devoted to the performance of their duties, their competence and professional repute and the market value of their duties. The Board of Directors shall apportion the fixed remuneration among its members and the Executive Board.

§5 -                           The Board of Directors shall be supported by technical and consultant bodies, denominated Committees, regulated as set forth in Section II - Committees hereinafter.

SECTION I - BOARD OF DIRECTORS

Subsection I - Composition

Article 11 - The Board of Directors, a joint decision-making body, shall be elected by the General Meeting and shall be formed of 11 (eleven) effective members and their respective alternates, and one of whom shall be the Chairman of the Board and another shall be the Vice-Chairman.

§1 -                           The unified term of office of the members of the Board of Directors shall be 2 (two) years, their re-election being permitted.

§2 -                           Under the terms of Article 141 of Law # 6,404/76, 1 (one) member and his alternate of the Board of Directors, may be elected and removed, by means of a separate vote at the general meeting of shareholders, excluding the controlling shareholder, by the majority of holders, respectively, of:

I - common shares representing at least 15% (fifteen percent) of the total shares with voting rights; and

II - preferred shares representing at least 10% (ten percent) of share capital.

§3 -                           Having ascertained that neither the holders of common shares or preferred shares have respectively formed the quorum required in sections I and II of §2 above, they shall be entitled to combine their shares to jointly elect a member and an alternate to the Board of Directors, and in such hypothesis the quorum established in section II of §2 of this Article shall be observed.

§4 -                           The entitlement set forth in §2 of this Article may only be exercised by those shareholders who are able to prove uninterrupted ownership of the shares required therein for a period of at least 3 (three) months, immediately prior to the general shareholders meeting which elected the members of the Board of Directors.

§5 -                           From among the 11 (eleven) effective members and their respective alternates of the Board of Directors, 1 (one) member and his alternate shall be elected and/or removed, by means of a separate vote, by the employees of the company.

§6 -                           The Chairman and the Vice-Chairman of the Board of Directors shall be elected among the members thereof during a Meeting of the Board of Directors to be held immediately after the General Meeting which has elected them, subject to Art. 10, §3.

§7 -                           In the case of impediment or temporary absence, the Vice-Chairman shall replace the Chairman, and during the period of such replacement the Vice-Chairman shall have powers identical to those of the Chairman, the alternate of the Chairman being nevertheless entitled to exercise the right to vote in his capacity as a member of the Board of Directors.

§8 -                           Should a vacancy occur in the office of Chairman or Vice-Chairman, the Board of Directors shall elect the respective alternates in the first Meeting to be held after the vacancy.

§9 -                           During their impediments or temporary absences, the members of the Board of Directors shall be replaced by their respective alternates.

§10 -                    Should a vacancy occur in the office of a member of the Board of Directors or of an alternate, the vacancy shall be filled by nomination by the remaining members of an alternate who shall serve until the next General Meeting, which shall decide on his election. Should vacancies occur in the majority of such offices, a General Meeting shall be convened in order to proceed with a new election.

§11 -                    Whenever the Board of Directors is elected under the multiple vote regime, as established in Article 141 of Law # 6,404/1 976, the Chairman of the shareholders meeting shall inform those shareholders present that the share which elected a member of the Board of Directors, by means of a separate vote in accordance with §§2 and 3 of Article 11, may not participate in the multiple vote regime and, evidently, may not participate in the calculation of the respective quorum. Once the separate vote has been held, then the ratio may be definitively defined in order to proceed with the multiple vote.

§12-                       With the exception of the effective members and their respective alternates, elected by means of separate vote, respectively, by the employees of the company and by the holders of preferred shares, under section II, §2 of Article 11, whenever the election for the Board of Directors is held under the multiple vote regime, the removal of any member of the Board of Directors, effective or alternate, by the general shareholders meeting, shall imply in the removal of the other members of the Board of Directors, and consequently a new election shall be held; in other cases of vacancy, in the absence of an alternate, the first general shareholders meeting shall elect the whole Board.

§13 -                    Whenever, cumulatively, the election of the Board of Directors is held under the multiple vote system and the holders of common shares or preferred shares or company employees exercise the right established in §§ 2, 3 and 5 above, the shareholder or group of shareholders under vote agreement who hold over 50% (fifty percent) of shares with voting rights, shall be ensured the right to elect officers in a number equal to those elected by the other shareholders, plus one, irrespective of the number of officers established in the caption of Article 11.

§14 -                    The Board of Directors shall have a Secretary, appointed by the Chairman of the Board of Directors, who shall necessarily be an employee or administrator of the company, in whose absence or impediment shall be replaced by another employee or administrator as designated by the Chairman of the Board of Directors.

Subsection II — Workings

Article 12 - The Board of Directors shall meet on an ordinary basis once a month and extraordinary whenever called by the Chairman or, in his absence, by the Vice-Chairman of the Board or by any 2 (two) members acting together.

Sole Paragraph - The meetings of the Board of Directors shall be held at the Company’s headquarters, but, under exceptional circumstances, may be held at a different location, being permitted to participate by teleconference, videoconference or other means of communication that could ensure effective participation and authenticity of vote.

Article 13 - Meetings of the Board of Directors shall only be held with the presence of and decisions shall only be taken by the affirmative vote of a majority of its members.

§1 -                           The minutes of the meetings of the Board of Directors shall be recorded in the Book of Minutes of Meetings of the Board of Directors which, after having been read and approved by the officers present at the meetings, shall be signed in a number sufficient to constitute the majority necessary for approval of the subjects examined.

§2 -                           The Secretary shall be responsible for the recording, distribution, filing and safeguard of the respective minutes of the meetings of the Board of Directors, as well as for the issuance of abstracts of the minutes and certificates of approvals of the Board of Directors.

Subsection III — Responsibilities

Article 14 - The Board of Directors shall be responsible for:

I.                                        electing, evaluating and at any time removing the Executive Officers of the company, and assigning functions to them;

II.                                   distributing the remuneration established by the general shareholders meeting among its members and those of the Executive Board;

III.                              assigning the functions of Investor Relations to an Executive Officer;

IV.                               approving the policies relating to selection, evaluation, development and remuneration of members of the Executive Board;

V.                                    approving the company’s human resources general policies as submitted to it by the Executive Board;

VI.                               establishing the general guidance of the business of the company, its whollyowned subsidiary companies and controlled companies;

VII.                          approving the strategic guidelines and the strategic plan of the company submitted annually by the Executive Board;

VIII.                     approving the company’s annual and multi-annual budgets, submitted to it by the Executive Board;

IX.                              monitoring and evaluating the economic and financial performance of the company, and may request the Executive Board to provide reports with specific performance indicators;

X.                                   approving investments and/or divestiture opportunities submitted by the Executive Board which exceed the limits established for the Executive Board as defined by the Board of Directors;

XI.                              issuing opinions on operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases submitted by the Executive Board;

XII.                         with the provisions set forth in Article 2 of the present By-Laws being complied with, making decisions concerning the setting-up of companies, or its transformation into another kind of company, direct or indirect participation in the capital of other companies, consortia, foundations and other organizations, by means of the exercise of rights withdrawal, the exercise of non-exercise of rights of subscription, or increase or sale, both direct and indirect, of corporate equity, or in any other manner prescribed by law, including but not limited to, merger, split-off and incorporation in companies in which it participates;

XIII.                    approving the corporate risks and financial policies of the company submitted by the Executive Board;

XIV.                     approving the issuance of simple debentures, not convertible into share and without collateral submitted by the Executive Board;

XV.                          approving the accounts of the Executive Board, substantiated in the Annual Report and the Financial Statements, for subsequent submission to the Ordinary General Meeting;

XVI.                     approving the employment of profit for the year, the distribution of dividends and, when necessary, the capital budget, submitted by the Executive Board, to the later direction to the appreciation of the Ordinary Shareholders Meeting;

XVII.                selecting and removing external auditors of the company, based on the Fiscal Council’s recommendation, in accordance with section (ii) of §1º of Article 39;

XVIII.           appointing and removing the person responsible for the internal auditing and for the Ombud of the company, who shall report directly to the Board of Directors;

XIX.                    approving the policies and the annual audit plan of the company submitted by the person responsible for internal auditing, as well as to acknowledge the respective reports and determine the adoption of necessary measures;

XX.                         overseeing the management of the company by the Executive Officers and examining at any time, the books and documents of the Company, requesting information about contracts signed or about to be signed, and about any other actions, in order to ensure the financial integrity of the Company;

XXI.                    approving alterations in corporate governance rules, including, but not limited to, the process of rendering of accounts and the process of disclosure of information;

XXII.               approving policies of employee conducts based on ethical and moral standards described in the Code of Ethics of the Company, to be observed by all administrators and employees of the Company, its subsidiaries and controlled companies;

XXIII.          approving policies to avoid conflicts of interests between the Company and its shareholders or its administrators, as well as the adoption of the measures considered necessary in the event such conflicts arise;

XXIV.           approving policies of corporate responsibility of the Company, mainly those related to: the environment, health and labor safety, and social responsibility of the Company, submitted by the Executive Board;

XXV.                establishing criteria for the Executive Board in relation to the purchase of, sale of and placing of liens on non-current assets and for the constitution of encumbrances, the provisions set forth in Article 7 of the present By-Laws being complied with.

XXVI.           approving the provision of guarantees in general, and establishing criteria for the Executive Board in relation to the contracting of loans and financing and for the signing of other contracts;

XXVII.      establishing criteria for the Executive Board in relation to the signing of commitments, waiving of rights and transactions of any nature, except for the waiver of its preemptive rights in the subscription and purchase of shares, under section XII of Article 14;

XXVIII. approving any matters which are not the competence of the Executive Board, under the terms of the present By-Laws, as well as matters whose limits exceed the criteria established for the Executive Board, as established in Article 14;

XXIX.          approving any reformulation, alteration, or amendment of shareholders’ agreements or consortia contracts, or of agreements among the shareholders or among the consortia parties of companies in which the company participates, as well as approving the signing of new agreements and/or consortia contracts that address subjects of this nature;

XXX.               authorize the negotiation, signing or alteration of contracts of any kind of value between the company and (i) its shareholders, either directly or through intermediary companies (ii) companies which directly or indirectly participate in the capital of the controlling shareholder or which are controlled, or are under joint control, by companies which participate in the capital of the controlling shareholder, and/or (iii) companies in which the controlling shareholder of the company participates, and the Board of Directors may establish delegations, with standards and procedures, which meet the requirements and nature of the operations, without prejudice of keeping the aforementioned group duly informed of all company transactions with related parties;

XXXI.          expressing its opinion regarding any matter to be submitted to the General Meeting of Shareholders;

XXXII.     authorizing the purchase of shares of its own issuance for maintenance in treasury, cancellation or subsequent sale;

XXXIII. approving the recommendations submitted by the Fiscal Council of the Company in the exercise of its legal and statutory attributions.

§1 -                           The Board of Directors shall be responsible for appointing, as submitted by the Executive Board, the persons who shall form part of the Administrative, Consulting and Audit bodies of those companies and organizations in which the company participates, directly or indirectly.

§2 -                           The Board of Directors may, at its discretion, delegate the assignment mentioned in the prior paragraph to the Executive Board.

SECTION II - COMMITTEES

Article 15 - The Board of Directors, shall have, for advice on a permanent basis, 5 (five) technical and advisory committees, denominated as follows: Executive Development Committee, Strategic Committee, Finance Committee, Accounting Committee and Governance and Sustainability Committee.

§1 - The Board of Directors, at its discretion, may also establish, for its consulting support, other committees to fulfill consultant or technical tasks, other than those permanent committees as set forth in the caption of this Article.

§2 - The members of the committees shall be remunerated as established by the Board of Directors, and those members who are administrators of the company shall not be entitled to additional remuneration for participating on the committees.

Subsection I — Mission

Article 16 - The mission of the committees shall be to provide support to the Board of Directors, which includes the follow up of the activities of the Company, in order to increase the efficiency and quality of its decisions.

Subsection II — Composition

Article 17 - The members of the committees shall have proven experience and technical skills in relation to matters that are the object of the respective committee’s responsibility and shall be subject to the same legal duties and responsibilities as the administrators.

Article 18 - The composition of each committee shall be defined by the Board of Directors.

§1 - The members of the committees shall be appointed by the Board of Directors and may belong to company administration bodies or not.

§2 - The term of management for the members of the committees shall begin as of their appointment by the Board of Directors, and termination shall coincide with the end of the management term of the members of the Board of Directors, and reappointment shall be permitted.

§3 - During their management, members of the committees may be removed from office by the Board of Directors.

Subsection III — Workings

Article 19 - Standards relating to the workings of each committee shall be defined by the Board of Directors.

§1 - The committees established within the company shall not have decision making power and their reports and proposals shall be submitted to the Board of Directors for approval.

§2 - The committees’ reports do not constitute a necessary condition for the presentation of matters for scrutiny and approval by the Board of Directors.

Subsection IV — Responsibilities

Article 20 - The main duties of the committees are set forth in Article 21 and subsequent articles, whereas their detailed duties shall be defined by the Board of Directors.

Article 21 - The Executive Development Committee shall be responsible for:

I -                                    issuing reports on the human resources general policies of the Company submitted by the Executive Board to the Board of Directors;

II -                               analyzing and issuing reports to the Board of Directors on the restatement of remuneration of members of the Executive Board;

III -                          submitting and ensuring up-to-dateness of the performance evaluation methodology of the members of the Executive Board; and

IV -                           issuing reports on health and safety policies proposed by the Executive Board.

Article 22 - The Strategic Committee shall be responsible for:

I -                                    issuing reports on the strategic guidelines and the strategic plan submitted annually by the Executive Board;

II -                               issuing reports on the company’s annual and multi-annual investment budgets submitted by the Executive Board to the Board of Directors;

III -                          issuing reports on investment and/or divestiture opportunities submitted by the Executive Board to the Board of Directors; and

IV -                           issuing reports on operations relating to merger, split-off, incorporation in which the company and its controlled subsidiaries are a party, and on share purchases submitted by the Executive Board to the Board of Directors.

Article 23 - The Finance Committee shall be responsible for:

I -                                    issuing reports on the corporate risks and financial policies and the internal financial control systems of the Company; and

II -                               issuing reports on the compatibility between the remuneration level of shareholders and the parameters established in the annual budget and financial scheduling, as well as its consistency with the general policy on dividends and the capital structure of the company.

Article 24 - The Accounting Committee shall be responsible for:

I -                                    recommending the appointment of the person responsible for the internal auditing of the Company to the Board of Directors;

II -                               issuing reports on the policies and the Company’s annual auditing plan submitted by the employee responsible for internal auditing, and on its execution;

III -                          tracking the results of the Company’s internal auditing, and identifying, priorizing, and submitting actions to be accompanied by the Executive Board to the Board of Directors; and

Article 25 - The Governance and Ethics Committee shall be responsible for:

I -                                    evaluating the efficiency of the company’s governance practices and the workings of the Board of Directors, and submitting improvements;

II -                               submitting improvements to the code of ethics and in the management system in order to avoid conflicts of interests between the company and its shareholders or company administrators; and

III -                          issuing reports on potential conflicts of interest between the company and its shareholders or administrators, and

IV -                           issuing reports on policies related to the Company’s institutional social responsibilities, such as environmental-related issues and the Company’s social responsibilities, proposed by the Executive Board.

SECTION III - EXECUTIVE BOARD

Subsection I — Composition

Article 26 - The Executive Board, which shall be the executive management body of the company, shall consist of 6 (six) to 11 (eleven) members, one of whom shall be the Chief Executive Officer and the others Executive Officers.

§1 - The Chief Executive Officer shall submit to the Board of Directors the names of candidates for the Executive Board with renowned knowledge and specialization in the subject of responsibility of the respective operational area, and may also at any time submit to the Board of Directors a motion to remove.

§2 - The Executive Officers shall have their individual duties defined by the Board of Directors.

§3 - The management term of the members of the Executive Board shall be 2 (two) years, and re-election shall be permitted.

Subsection II — Workings

Article 27 - The Chief Executive Officer and other members of the Executive Board shall continue in their respective official capacities when physically distant from headquarters realizing their respective duties on business-related travel. In the case of a permanent vacancy, or an impairment which temporarily impedes an officer from performing his respective duties, or a temporary absence or leave due to extraordinary circumstances, the respective procedures for replacing the Chief Executive Officer and other Executive Officers shall be as follows:

§1º -                     In the case of an impairment which temporarily impedes the Chief Executive Officer from performing his respective duties, the Chief Financial Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of Chief Executive Officer, provided that the Board of Directors ratifies such replacement. In the case of the Chief Executive Officer’s temporary absence or leave due to extraordinary circumstances, the Chief Executive Officer shall designate his own substitute, who shall assume all legal, statutory, and regulatory rights and responsibilities of the Chief Executive Officer.

§2° -                      In the case of an impairment which temporarily impedes an Executive Officer from performing his respective duties or in the case of an Executive Officer’s temporary absence or leave due to extraordinary circumstances, such Executive Officer shall be replaced, in accordance with the Chief Executive Officer’s nomination, by any of the other Executive Officers, and such nominated Executive Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of the temporarily impaired or absent Executive Officer, excluding voting rights at Executive Board meetings, for the duration of the temporarily impaired or absent Executive Officer’s term.

§3° -                      Should there be a permanent vacancy in the position of Executive Officer, the Chief Executive Officer shall select a substitute officer and submit such officer’s name to the Board of Directors who shall appoint such substitute officer to complete the remaining term of the vacant executive officer.

§4° -                      Should there be a permanent vacancy in the position of the Chief Executive Officer, the Chief Financial Officer shall replace the Chief Executive Officer and shall assume the duties, rights, and responsibilities of both the Chief Executive Officer and the Chief Financial Officer, until the Board of Directors holds an election to fill the position of Chief Executive Officer.

Article 28 - In respect of the limits established for each Executive Officer, the decisions on matters affecting his specific operational area, provided that the matter does not affect the operational area of another Executive Officer, shall be taken by himself or in conjunction with the Chief Executive Officer, in matters or situations pre-established by the latter.

Article 29 - The Executive Board shall meet on an ordinary basis once each fifteen days and extraordinarily whenever called by the Chief Executive Officer or his substitute, and Executive Board members may participate in ordinary or extraordinary meetings in person, by teleconference, videoconference, or other means of communication that could ensure effective participation and authenticity of the vote.

Sole Paragraph - The Chief Executive Officer shall convene an extraordinary meeting of the Executive Board by virtue of the request of at least 3 (three) members of the Executive Board;

Article 30 - The meetings of the Executive Board shall only begin with the presence of the majority of its members.

Article 31 - The Chief Executive Officer shall chair the meetings of the Executive Board in order to priorize consensual approvals amongst its members.

§1 -                           When there is no consent among members of the Board, the Chief Executive Officer may (i) withdraw the issue from the agenda, (ii) attempt to form a majority, with the use of his casting vote or, (iii) in the interests of the company and by grounded presentation, decide individually on the matters raised for joint approval, including those listed in Article 32, and in respect of the exceptions stated in §2 following;

§2 -                           Decisions relating to annual and multi-annual budgets and to the strategic plan and the Annual Report of the company shall be taken by majority vote, considered to be all Executive Officers, provided that the favorable vote of the Chief Executive Officer is included therein.

§3 -                           The Chief Executive Officer shall inform the Board of Directors the utilization of the prerogative concerning item (iii), §1 stated above, in the first Board of Directors meeting which succeed the corresponding decision.

Subsection III — Responsibilities

Article 32 - The Executive Board shall be responsible for:

I -                                    approving the creation and elimination of Executive Departments subordinated to each Executive Director;

II -                               preparing and submitting to the Board of Directors the company’s general policies on human resources, and executing the approved policies;

III -                          complying with and ensuring compliance with the general guidelines and business policies of the Company laid down by the Board of Directors;

IV -                           preparing and submitting, annually, to the Board of Directors, the company’s strategic guidelines and the strategic plan, and executing the approved strategic plan;

V -                                preparing and submitting the Company’s annual and multi-annual budgets to the Board of Directors, and executing the approved budgets;

VI -                           planning and steering the company’s operations and reporting the company’s economic and financial performance to the Board of Directors, and producing reports with specific performance indicators;

VII -                      identifying, evaluating and submitting investment and/or divestiture opportunities to the Board of Directors which exceed the limits of the Executive Board as defined by the Board of Directors, and executing the approved investments and/or divestitures;

VIII -                 identifying, evaluating and submitting to the Board of Directors operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases, and conducting the approved mergers, split-offs, incorporations and purchases;

IX -                          preparing and submitting the company’s finance policies to the Board of Directors, and executing the approved policies;

X -                               submitting to the Board of Directors the issuance of simple debentures, not convertible into shares and without collateral;

XI -                          defining and submitting to the Board of Directors, after the drawing up of the balance sheet, the employment of profit for the year, the distribution of company dividends and, when necessary, the capital budget;

XII -                     preparing in each fiscal year the Annual Report and Financial Statements to be submitted to the Board of Directors and the General Meeting;

XIII -                adhere to and encourage adhesion to the company’s code of ethics, established by the Board of Directors;

XIV -                 preparing and submitting to the Board of Directors the company’s policies on corporate responsibility, such as the environment, health, safety and social responsibility, and implementing the approved policies;

XV -                      authorizing the purchase of, sale of and placing of liens on fixed and non fixed assets including securities, the contracting of services, the company being the provider or receiver of such, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards established by the Board of Directors;

XVI -                 authorizing the signing of agreements, contracts and settlements that constitute liabilities, obligations or commitments on the company, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards established by the Board of Directors;

XVII -            propose to the Board of Directors any reformulation, alteration, or amendment of shareholders’ agreements or of agreements among the shareholders of companies in which the company participates, as well as suggesting the signing of new agreements and consortia contracts that address subjects of this nature;

XVIII-          authorizing the opening and closing of branch offices, subsidiary branch offices, depots, agencies, warehouses, representative officer or any other type of establishment in Brazil or abroad;

XIX -                authorizing the undertaking of commitments, waiver of rights and transactions of any nature, liens on securities being excepted, under the terms of section XII of Article 14, being empowered to establish standards and delegate powers in accordance with the criteria and standards established by the Board of Directors;

XX -                     establishing and informing the Board of Directors on the individual limits of the Executive Officers, in respect of the limits of the Executive Board jointly, as established by the Board of Directors;

XXI -                establishing, based on the limits fixed for the Board of Directors, the limits throughout the whole of the company’s administrative organization hierarchy.

§1 -                           The Executive Board shall be empowered to lay down voting guidelines to be followed at the General Meetings by its proxies in the companies, foundations and other organizations in which the company participates, directly or indirectly, the investment plans and programs of the company, as well as the respective budgets being complied with, the limit of responsibility being observed as regards, among others, indebtedness, the sale of assets, the waiver of rights and the reduction of corporate equity investments.

§ 2 -                        The Executive Board shall take steps to appoint persons who shall form part of the Administrative, Consultant and Audit bodies of those companies and organizations in which the company participates directly or indirectly.

Article 33 - The responsibilities of the Chief Executive Officer are to:

I -                                    take the chair at meetings of the Executive Board;

II -                               exercise executive direction of the Company, with powers to coordinate and supervise the activities of the other Executive Officers, exerting his best efforts to ensure faithful compliance with the decisions and guidelines laid down by the Board of Directors and the General Meeting;

III -                          coordinate and supervise the activities of the business areas and units that are directly subordinated to him;

IV -                           select and submit to the Board of Directors the names of candidates for Executive Officer posts to be elected by the Board of Directors, and also to propose the respective removal;

V -                                coordinate the decision making process of the Executive Board, as provided for in Article 31 of Subsection II — Workings;

VI -                           indicate, whom among the Executive Officers shall substitute an Executive Officer in case of an impairment that temporarily impedes an officer from performing his respective duties or temporary absence or leave, in compliance to Article 27 Subsection II — Workings;

VII -                      keep the Board of Directors informed about the activities of the company;

VIII -  together with the other Executive Officers, prepare the annual report and draw up the balance sheet;

Article 34 - The Executive Officers are to:

I -                                    organize the services for which they are responsible;

II -                               participate in meetings of the Executive Board, contributing to the definition of the policies to be followed by the company and reporting on matters of the respective areas of supervision and coordination;

III -                          comply with and ensure compliance with the policy and general guidance of the company’s business laid down by the Board of Directors, each Executive Officer being responsible for his business units and specific area of activities;

IV -                           contract the services described in §2° of Article 39, in compliance with determinations of the Fiscal Council.

Article 35 - The company shall be represented as plaintiff or defendant in courts of law or otherwise, including as regards the signature of documents constituting responsibility for this, by 2 (two) members of the Executive Board, or by 2 (two) proxies established in accordance with § 1 of this Article, or by 1 (one) proxy jointly with an Executive Officer.

§ 1 - Except when otherwise required by law, proxies shall be appointed by a power of attorney in the form of a private instrument in which shall be specified the powers granted and the term of validity of powers of attorney.

§ 2 -                      The company may, moreover, be represented by a single proxy at the General Meetings of shareholders of the companies, consortia and other organizations in which it participates or for acts arising out the exercise of powers specified in a power of attorney “ad judicia” or: (a) at agencies at any level of government, customs houses and public service concessionaires for specific acts for which a second proxy is not necessary or not permitted; (b) for signing of contract instruments in solemnity or at which the presence of a second proxy is not possible; (c) for signing of documents of any kind which imply in an obligation for the company whose monetary limits shall be established by the Executive Board.

§ 3  In the case of commitments assumed abroad, the company may be represented by a single member of the Executive Board, or by an attorney in-fact with specific and limited powers according to the present By-Laws.

§ 4 -                        Summons and judicial or extrajudicial notifications shall be made in the name of the Executive Officer responsible for Investor Relations, or by proxy as established in § 1 of this Article.

CHAPTER V - FISCAL COUNCIL

Article 36 - The Fiscal Council, a permanently functioning body, shall be formed of 3 (three) to 5 (five) effective members and an equal number of alternates, elected by the General Meeting, which shall fix their remuneration.

Article 37 - The members of the Fiscal Council shall carry out their duties until the first Ordinary General Meeting to be held following their election, their re-election being permitted.

Article 38 - In their absence or impediment, or in cases of vacancy of office, the members of the Fiscal Council shall be replaced by their respective alternates.

Article 39 — The Fiscal Council shall be responsible to exercise the functions attributed to it by the applicable prevailing legislation, in these By-Laws, and as regulated by its own Internal Rules to be approved by its members;

§ 1°- The Internal Rules of the Fiscal Council shall regulate, in addition to the attributions already established in Law 6.404/76, imperatively, the following:

(i)                                     to establish the procedures to be adopted by the Company to receive, process and treat denunciations and complaints related to accounting, internal accounting controls and auditing matters, and ensure that the procedures for receiving complaints will guarantee secrecy and anonymity to the complainants;

(ii)                                  to recommend and assist the Board of Directors in the selection, remuneration and dismissal of the external auditors of the Company;

(iii)                               to deliberate concerning the contracting of new services that may be rendered by the external auditors of the Company;

(iv)                              to supervise and evaluate the work of the external auditors, and to direct the management of the Company concerning any need to withhold the remuneration of the external auditor, as well as to mediate any disputes between management and the external auditors regarding the financial statements of the Company.

§ 2° - For adequate performance of its duties, the Fiscal Council may determine the contracting of services from lawyers, consultants and analysts, and other resources that may be necessary for the performance of its duties, while observing the budget, proposed by the Fiscal Council and approved by the Board of Directors, without prejudice to the provisions established in §8° of Article 163 of Law 6.404/76.

§3° - The members of the Fiscal Council shall provide, within at least 30 (thirty) days before the Annual Shareholders’ Meeting is held, their analysis of the management report and the financial statements.

CHAPTER VI - COMPANY PERSONNEL

Article 40 - The company shall maintain a social security plan for its employees administered by a foundation established for this purpose, the provisions of prevailing legislation being complied with.

CHAPTER VII - FINANCIAL YEAR AND DISTRIBUTION OF PROFITS

Article 41 - The fiscal year of the company shall coincide with the calendar year, thus finishing on December 31, when the balance sheets shall be prepared.

Article 42 - After the constitution of the legal reserve, the employment of the remaining portion of the net profit verified at the end of each financial year (which shall coincide with the calendar year) shall, on the motion of the Administration, be submitted to the decision of the General Meeting.

Sole Paragraph - The amount of the interest, paid or credited in the form of interest on stockholders’ equity in accordance with the prescriptions of Article 9, § 7 of Law # 9,249 dated December 26, 1995 and of relevant legislation and regulations, may be ascribed to the compulsory dividend and to the minimum annual dividend on the preferred shares, such amount for all legal purposes forming the sum of the dividends distributed by the company.

Article 43 - The proposal for distribution of profit shall include the following reserves:

I.                                        Tax Incentive Reserve, to be constituted in accordance with the fiscal legislation in force.

II.                                   Investments Reserve, in order to ensure the maintenance and development of the main activities which comprise the company’s purpose, in an amount not greater than 50% (fifty percent) of distributable net profit up to a maximum of the company’s share capital.

Article 44 - At least 25% (twenty-five percent) of the net annual profit, adjusted as per the law, shall be devoted to the payment of dividends.

Article 45 - At the proposal of the Executive Board, the Board of Directors may determine the preparation of the balance sheets in periods of less than a year and declare dividends or interest on stockholders’ equity on account of the profit verified in these balances as well as to declare for the account of accrued profits or profit reserves existing in the latest annual or semi-annual balance sheet.

Article 46 - The dividends and interest on stockholders’ equity mentioned in the Sole Paragraph of Article 42 shall be paid at the times and at the places specified by the Executive Board, those not claimed within 3 (three) years after the date of payment reverting in favour of the company.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio Nogueira
Date: April 17, 2014		Director of Investor Relations